Filed by Broadcom Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: VMware, Inc.
Commission File No.: 001-33622
Date: July 28, 2022

As you know, July 5th marked the last day of the 40-day “go-shop” period. While there are still customary closing conditions, including receipt of regulatory approvals, to be satisfied before the transaction closes, the passing of this date is an important milestone nonetheless, and one that underscores the tremendous value inherent in this transaction. As part of our efforts to plan for our joint future, we have met with some VMware customers and channel partners to hear their perspectives and share ours. This has strengthened our confidence in the future of a combined Broadcom Software and VMware. VMware has great technology, respected products, and tremendous talent that will remain a source of significant value after the deal closes. It is for all these reasons and more that we plan to rebrand and operate Broadcom Software Group as VMware following the close of the transaction. With this in mind, members of the Broadcom and VMware leadership teams have been meeting to plan for combining our two businesses once the transaction closes. Initial discussions have focused on how we can apply learnings across our respective business units and products to lay the foundation for the future. Hock Tan, Broadcom’s President and CEO, is now directly overseeing these efforts, having assumed the additional responsibilities of the Broadcom Software Group operations. In this edition of the newsletter, we asked Hock to share more about himself, including how he got to be Broadcom’s CEO. We encourage you to read the Q&A below and watch for additional updates from our team. And if you haven’t already, please visit www.ReimaginingSoftware.com, our recently launched website with useful materials about the transaction. Finally, please keep in mind that until we obtain regulatory approvals and the transaction has closed, Broadcom and VMware must continue to do business as separate independent companies. Sincerely, THE BROADCOM TEAM July 28, 2022 Employee Newsletter VMWARE EMPLOYEES: Welcome to the first edition of the Broadcom + VMware newsletter. In these newsletters, we hope to give you a teaser of all-things Broadcom, as well as share updates on our progress toward completing the combination of our two companies.

GET TO KNOW HOCK TAN President and Chief Executive Officer of Broadcom Having grown up in Malaysia, tell us a bit about how you got to the U.S. and what it was like to become an American citizen. I came to the United States in 1971 on a scholarship to study at the Massachusetts Institute of Technology (MIT). I was both fortunate and proud to attend MIT. The American college and post-graduate educational system has always been a magnet for aspiring students around the globe. Like so many world-class U.S. colleges and universities, MIT has opened many doors for me, and made it possible for me to live the American Dream. I graduated from MIT in 1975 with both my bachelor’s and master’s degrees in mechanical engineering, and then worked as a research engineer at Union Carbide Corporation for several years before attending Harvard Business School, where I received my MBA in 1979. It was then in 1990 that I became an American Citizen. How have these defining moments shaped who you are and how you lead? I have the best job in the world as CEO of Broadcom because I get to work alongside some of the smartest and most creative people on the planet. Success is a team effort, and at Broadcom, we know that our talented workforce is our most valuable asset which is why we continue to take steps to ensure that we will have access to bright and hardworking talent in the future. The Broadcom Foundation, which funds science, technology, engineering and math (STEM) education programs for middle school students inside and outside the U.S., is just one example of how Broadcom is working to encourage the next generation to take an interest in areas of study that will be critical to the continued growth of both our company as well as our country. What was your career path to becoming Broadcom’s CEO? My path to becoming CEO of Broadcom was not a straight line. After getting my MBA, I began my career in the auto industry with General Motors, before moving to the food and beverage industry and spending a few years at PepsiCo. From there, I held leadership roles at Hume Industries, in the building materials space, at PacVen Investments, a venture capital firm, as well as at Commodore International, best known for its personal computers. I made the transition into semiconductors when I joined Integrated Circuit Systems (ICS) in 1994. Five years later, I moved from being CFO into the CEO role after leading a management buyout. It was while working at ICS that I first had the opportunity to collaborate directly with the U.S. Department of Defense, gaining a security clearance as part of the work we did on the radar systems for the Patriot anti-missile program. We eventually sold ICS to Integrated Device Technology in 2005 and one year later, I was hired by the private equity firms Kohlberg Kravis & Roberts and Silver Lake Partners to become the CEO of Avago Technologies, which was a spin-out of the legacy Hewlett Packard semiconductors team. Avago later acquired Broadcom Corporation in 2016 and rebranded itself into the “Broadcom” that you all know today. I never would have predicted that I’d become CEO of this great company when I began my professional journey and consider myself fortunate to be where I am today.

What personal initiatives and causes are important to you? As I have had much good fortune in my life, it is really important to me to give back to the community and to others. Autism research is a cause that I’m deeply involved in and affects me personally as the father of two children with autism. My family has made substantial gifts to Harvard, MIT and Cornell to fund programs to improve the work-life of young adults with disabilities as well as to support research in the areas of neurodiversity. What has your greatest professional achievement been to-date? I am very proud of the work that we have done at Broadcom in the 15+ years since I joined the company. The introduction of industry-pioneering products, such as optical navigation in PCS to the first Wi-Fi/Bluetooth/ FM combo chip for mobile phones and the world’s first AI-Driven enterprise unified shift-left continuous testing platform, drove our 2009 IPO and enabled the company to achieve great success and to continue to be at the forefront of leading-edge innovation in technology. I look forward to welcoming the VMware team when the transaction closes to advance our strategy to build the world’s leading infrastructure technology company. As the CEO of a Silicon Valley based company, what do you want VMware employees to know? As a company incorporated in Delaware and headquartered in San Jose, CA, I’m proud to say Broadcom employs approximately 21,000 talented team members worldwide, over 10,000 of whom are based across 47 states and Washington, D.C. I appreciate that Broadcom has deep roots tracing back to the early days of the microelectronics industry and feel humbled to lead a company with a strong heritage of acquiring and investing in best-in-class technology across the semiconductor and software industries. “I have the best job in the world as CEO of Broadcom because I get to work alongside some of the smartest and most creative people on the planet

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS This communication relates to a proposed business combination transaction between Broadcom Inc. (“Broadcom”) and VMware, Inc. (“VMware”). This communication includes forward-looking statements within the meaning of Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and Section 27A of the U.S. Securities Act of 1933, as amended. These forward-looking statements include but are not limited to statements that relate to the expected future business and financial performance, the anticipated benefits of the proposed transaction, the anticipated impact of the proposed transaction on the combined business, the expected amount and timing of the synergies from the proposed transaction, and the anticipated closing date of the proposed transaction. These forward-looking statements are identified by words such as “will,” “expect,” “believe,” “anticipate,” “estimate,” “should,” “intend,” “plan,” “potential,” “predict,” “project,” “aim,” and similar words or phrases. These forward-looking statements are based on current expectations and beliefs of Broadcom management and current market trends and conditions. These forward-looking statements involve risks and uncertainties that are outside Broadcom’s control and may cause actual results to differ materially from those contained in forward-looking statements, including but not limited to: the effect of the proposed transaction on our ability to maintain relationships with customers, suppliers and other business partners or operating results and business; the ability to implement plans, achieve forecasts and meet other expectations with respect to the business after the completion of the proposed transaction and realize expected synergies; business disruption following the proposed transaction; difficulties in retaining and hiring key personnel and employees due to the proposed transaction and business combination; the diversion of management time on transaction-related issues; the satisfaction of the conditions precedent to consummation of the proposed transaction, including the ability to secure regulatory approvals on the terms expected, at all or in a timely manner; significant indebtedness, including indebtedness incurred in connection with the proposed transaction, and the need to generate sufficient cash flows to service and repay such debt; the disruption of current plans and operations; the outcome of legal proceedings related to the transaction; the ability to consummate the proposed transaction on a timely basis or at all; the ability to successfully integrate VMware’s operations; the impact of public health crises, such as pandemics (including COVID-19) and epidemics and any related company or government policies and actions to protect the health and safety of individuals or government policies or actions to maintain the functioning of national or global economies and markets; cyber-attacks, information security and data privacy; global political and economic conditions, including rising interest rates, the impact of inflation and challenges in manufacturing and the global supply chain; and events and trends on a national, regional and global scale, including the cyclicality in the semiconductor industry and other target markets and those of a political, economic, business, competitive and regulatory nature. These risks, as well as other risks related to the proposed transaction, are included in the registration statement on Form S-4 and proxy statement/prospectus that has been filed with the Securities and Exchange Commission (“SEC”) in connection with the proposed transaction. While the list of factors presented here is, and the list of factors presented in the registration statement on Form S-4 are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to Broadcom’s and VMware’s respective periodic reports and other filings with the SEC, including the risk factors identified in Broadcom’s and VMware’s most recent Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K. The forward-looking statements included in this communication are made only as of the date hereof. Neither Broadcom nor VMware undertakes any obligation to update any forward-looking statements to reflect subsequent events or circumstances, except as required by law. NO OFFER OR SOLICITATION This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. ADDITIONAL INFORMATION ABOUT THE TRANSACTION AND WHERE TO FIND IT In connection with the proposed transaction, Broadcom has filed with the SEC a registration statement on Form S-4 that includes a proxy statement of VMware and that also constitutes a prospectus of Broadcom. Each of Broadcom and VMware may also file other relevant documents with the SEC regarding the proposed transaction. The registration statement has not yet become effective and the proxy statement/prospectus included therein is in preliminary form. This document is not a substitute for the proxy statement/prospectus or registration statement or any other document that Broadcom or VMware may file with the SEC. The definitive proxy statement/prospectus (if and when available) will be mailed to stockholders of VMware. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of the registration statement and proxy statement/prospectus and other documents containing important information about Broadcom, VMware and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Broadcom may be obtained free of charge on Broadcom’s website at https://investors.broadcom. com/. Copies of the documents filed with the SEC by VMware may be obtained free of charge on VMware’s website at ir.vmware.com. PARTICIPANTS IN THE SOLICITATION Broadcom, VMware and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Broadcom, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Broadcom’s proxy statement for its 2022 Annual Meeting of Stockholders, which was filed with the SEC on February 18, 2022, and Broadcom’s Annual Report on Form 10-K for the fiscal year ended October 31, 2021, which was filed with the SEC on December 17, 2021. Information about the directors and executive officers of VMware, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in VMware’s proxy statement for its 2022 Annual Meeting of Stockholders, which was filed with the SEC on May 27, 2022, VMware’s Annual Report on Form 10-K for the fiscal year ended January 28, 2022, which was filed with the SEC on March 24, 2022, a Form 8-K filed by VMware on April 22, 2022 and a Form 8-K filed by VMware on May 2, 2022. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are or will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should read the proxy statement/prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents from Broadcom or VMware using the sources indicated above.